201 N. Harrison St	Carl G. Schmidt
Davenport, IA 52801	Vice President, Chief Financial
www.lee.net	Officer and Treasurer
(563)383-2179
Fax: (563)327-2600
carl.schmidt@lee.net

March 26, 2010

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated

Form 10-K for the year ended September 27, 2009

Filed December 11, 2009

File No. 001-06227

Dear Ms. Cvrkel:

The following is in response to your March 12, 2010 letter, which was received via facsimile on the same day.

Form 10-K for the year ended September 27, 2009.

Comment 1 – Item 1A. Risk Factors

Staff Comment:

We note that you indicate this is a discussion of certain of the most significant risks and that other factors, both known and unknown, may cause results to differ. In future filings, all material risks should be described. If risks are note (sic) deemed material, do not reference them in future filings.

Response:

The Company believes it has described all known significant risks. In future filings, the Company will clarify the applicable language.

Comment 2 – Item 1A. Risk Factors

Staff Comment:

Refer to the subheadings provided in this section. In future filings, please provide a sub- caption that adequately describes each of the risks discussed. Each risk should have its own subheading that adequately describes the risk that follows. Refer to Item 1A. of Form 10-K, Item 503(c) of Regulation S-K and Rule 421(d) of the Securities Act of 1933.

Response:

The Company will comply with this requirement in future filings.

Comment 3 – Signatures

Staff Comment:

The report must also be signed on behalf of the Registrant by its principal financial officer and its controller or principal accounting officer in their respective capacities. If someone is signing in more than one capacity, please indicate each capacity in which he has signed. Refer to General Instructions D.2. for Signatures on Form 10-K.

Response:

The Company is uncertain of the intent of the Staff’s comment. The Company’s Chief Financial Officer is its “Principal Financial and Accounting Officer” as disclosed.

Management's Discussion and Analysis

Comment 4 – Overall Results, page 26

Staff Comment:

We note that net income, as adjusted amount includes an adjustment in both fiscal 2009 and 2008 for "other, net." Please tell us the nature of these "other" amounts and why you believe it is appropriate to include them in a non-GAAP financial measure. Also, we note from your disclosure on page 32 that debt financing costs have been included as an adjustment in your non-GAAP measure "net income, as adjusted" in fiscal years 2007, 2008 and 2009. In light of the fact that you disclose on page 19 that your non-GAAP adjustments are substantially nonrecurring in nature, we would not expect similar debt financing cost, or other adjustments to be incurred over the last three year period. Please explain to us why you believe it is appropriate to disclose that the adjustments to your non- GAAP financial measures are "non-recurring" in nature. If these adjustments are not appropriately considered "non-recurring" in nature, provide us with and include in future filings, an explanation of the substantive reasons why management believes it is useful to include these adjustments in the non-GAAP financial measures. Your disclosure should also be revised to eliminate the reference to the "non-recurring" nature of the adjustments.

Response:

The components of “other, net” adjustments to reported results are as follows:

(Thousands)	2009	2008	2007

Curtailment gains:
Company	-	-	(3,731)
TNI	(667)	-	(1,037)
Workforce adjustments and transition costs:
Company	6,651	3,428	-
MNI	266	774	-
TNI	598	261	-
Early retirement programs	-	-	7,962
	6,848	4,463	3,194

Such adjustments have been reported as separate line items in the related presentation in previous years but were combined in 2009 to simplify the presentation. Such items are also generally reported separately in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company’s adjusted net income and adjusted earnings per common share present non-GAAP adjustments to reported results for both “. . . unusual matters (emphasis added) and those of a substantially non-recurring nature . . .” as discussed on page 19. We agree with the Staff that amortization of debt financing costs is not generally considered to be non-recurring. However, in 2009, the Company incurred substantial debt financing costs in connection with a comprehensive restructuring of its debt, certain of which costs were reported as an expense. 2009 debt financing costs charged to expense were five times the 2008 level, a difference of almost $14 million, or $0.20 per share. The Company considered this to be “unusual”. The restructuring event and related spike in financing costs may also be considered by some as non-recurring. Accordingly, such costs were identified for purposes of the presentation as the impact on the Consolidated Financial Statements was significant.

Notes to the Financial Statements

Comment 5 – Note 6, Goodwill and Other Intangible Assets, page 64

Staff Comment:

We note your disclosure that in 2008 you recorded a reduction to goodwill totaling $25,098,000 to reflect a correction to the original 2005 purchase accounting of Pulitzer. Please explain to us the nature of the correction of this error and tell us why you believe it is appropriate to adjust the goodwill balance during fiscal 2008.

Response:

The adjustment to goodwill resulted from reversal of a deferred income tax liability related to tax deductible goodwill that was recorded by the Company’s Pulitzer Inc. subsidiary prior to its acquisition by the Company. This liability should have been eliminated upon the acquisition of Pulitzer in 2005 but was not discovered until 2008. Reversal of the liability in 2008 reduced goodwill and deferred income tax liabilities and had no impact on the amount of net loss recognized, stockholders’ equity or cash flows. The reversal of the amounts in

2005 would have resulted in the identical impact in purchase accounting. Due to the significant amount ($909 million) of goodwill impairment charges and related reversal of deferred taxes recognized in 2008, the reversal, as recorded, was not considered to be material to the Consolidated Financial Statements.

Comment 6 – Note 7, Debt, page 65

Staff Comment:

We note your disclosure that the Company paid fees to the Lenders and Noteholders for the 2009 Amendments and Notes Amendment, which along with the related legal and financial advisory expenses, totaled $26,061,000, of which $15,500,000 were capitalized. Please tell us how you accounted for both the capitalized and the expensed fees in accordance with the guidance in FASB ASC 470-50-40 paragraphs 17, 18 and 21 (EITF 96-19 and 98-14), as applicable.

Response:

The identified charges are related to several events, none of which was considered to be a debt extinguishment. Capitalized costs represent (1) fees to lenders in conjunction with the 2009 Amendments in accordance with FASB ASC 470-50-40-17b; and (2) third party costs related to amendment of the Company’s revolving credit facility in February 2009, the amount of which was not reduced as a result of the amendment, in accordance with FASB ASC 470-50-40-21b.

Costs charged to expense primarily represent third party costs related to amendment of the Company’s A Term Loan and Pulitzer Notes under the 2009 Amendments, in accordance with FASB ASC 470-50-40-18b. Third party costs related to the 2009 Amendments were allocated between the Company’s A Term Loan and revolving credit facility for capitalization purposes based upon the amount of the commitment. This allocation resulted in approximately two-thirds of such costs related to the Credit Agreement being charged to expense. All third party costs related to the Pulitzer Notes were charged to expense.

The following table summarizes costs incurred:

(Thousands)	Capitalized	Expense

Credit Agreement:
A Term Loan:
Fees to Lenders	7,828	-
Third Party Costs	-	5,961
Revolving Credit Facility:
Fees to Lenders	3,770	-
Third Party Costs	3,004	-
Pulitzer Notes:
Fees to Lenders	930	-
Third Party Costs	-	3,440
Other		1,128
Total	15,532	10,529

Comment 7 – Note 8, Interest Rate Exchange Agreements, page 69

Staff Comment:

We note your disclosure that until 2009, you accounted for interest rate exchange agreements as cash flow hedges, and then in 2009, you marked all interest rate exchange agreements to market and recognized interest expense of $268,000. Please explain to us, and disclose in future filings, the reason for the change in your accounting for these interest rate exchange agreements.

Response:

Substantially all of the Company’s hedging instruments were approaching their maturity in 2009 and matured after the end of the fiscal year in November 2009. The Company marked such instruments to market as the effect of the change in designation was not material to the Consolidated Financial Statements. The Company, accordingly, ceased to perform the required evaluation required to consider such instruments as hedges. The Company will comply with this requirement in future filings to the extent such disclosure is considered to be material.

Comment 8 – Note 13, Stock Ownership Plans, page 78

Staff Comment:

We note your disclosure of the weighted average assumptions used in the Black-Scholes model for options granted. In addition to disclosing the weighted average assumptions for options granted during the year, please revise future filings to include a description of the methods used to estimate or determine those assumptions. For example, for the expected term of share options, provide a discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and postvesting employment termination behavior into the fair value of the instrument. See guidance in FASB ASC 718-10-50-2.f.2 (paragraph 240(e)(2)of SFAS No.123R).

Response:

No stock options were granted in 2008 (most were cancelled as disclosed) and the cumulative amount of expense to be recognized in the years 2009 to 2012 for stock options granted in 2009 is approximately $1.2 million. The Company will comply with this requirement in future filings to the extent stock option activity is considered to be material.

Comment 9 – Note 15, Fair Value of Financial Instruments, page 82

Staff Comment:

We note your disclosure that the Herald Value - liability is measured using significant unobservable inputs (Level 3). For all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs, please revise future filings to include disclosure of a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following:

(1)	Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities)

(2)	Purchases, sales, issuances, and settlements (net)
(3)	Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs)

See guidance in FASB ASC 820-10-50-2.c (paragraph 32 of SFAS No. 157).

Response:

The only financial instrument as of September 27, 2009 measured using Level 3 inputs also originated in 2009. The Company will comply with this requirement in future filings to the extent such disclosure is considered to be material.

Comment 10 – Note 19, Commitments and Contingent Liabilities, page 84 - Redemption of PD LLC Minority Interest, page 85

Staff Comment:

We note your disclosure that in February 2009, in conjunction with the Notes Amendment, PD LLC redeemed the 5% interest in PD LLC and DS LLC. In light of the fact that the present value of the 2010 Redemption was approximately $73.6 million at the time of redemption in February 2009, please tell us why you recorded a liability of $2.3 million at September 27, 2009 as an estimate of the amount of the Herald Value to be disbursed. As part of your response, please tell us the nature of any differences between the Redemption Agreement that was executed in February 2009 and the "2010 Redemption". Also, tell us the nature of the assumptions used in the calculation or determination of the $2.3 million liability established at September 27, 2009.

Response:

The determination of the amount of the Herald Value was based on an estimate of fair value. In 2009, the Company utilized both market and income-based approaches to determine the Herald Value. Both approaches subtract the balance of debt and apply a 10% (of fair value) factor to determine a final estimate of the Herald Value. In 2009, the market-based approach resulted in a negative value, so the income-based approach was weighted more heavily.

The Company was assisted by a third party valuation expert in the determination of certain of the components of these computations. Significant assumptions include the market multiple employed in the market approach and the Company’s financial projections and the related present value factor employed in the income approach. The Company recorded the Herald Value as required under FASB ASC 480.

The determination of the liability for the 2010 Redemption was based on a formula designed to provide a predetermined after tax return to Herald, as established in 2000 under the related Operating Agreement. This formula was unrelated to fair value and, as a result, was significantly in excess of the Herald Value. The Redemption Agreement settled the 2010 Redemption by agreeing to the future payment of the Herald Value, essentially in exchange for eliminating the obligations of Herald under the Indemnification Agreement, as disclosed in Note 19. No cash or other consideration, except as set forth under the Redemption Agreement, was exchanged.

Comment 11 – Note 21, Quarterly Financial Data (Unaudited), page 87

Staff Comment:

We note from your disclosure in Note 14 that subsequent to the quarter and year ended September 28, 2008, you discovered an immaterial error in the valuation allowance for deferred tax assets which affected the amount of net deferred tax liabilities, the income tax benefit and earnings (loss) per share for the quarter ended September 28, 2008. Please note for future filings that when the data supplied in your note disclosing quarterly financial data varies from the amounts previously reported on the Form 10-Q filed for any quarter, your disclosure should reconcile the amounts given with those previously reported and describe the reason for the difference. See Item 302(A)(2) of Regulation S-K.

Response:

The Company will comply with this requirement in future filings.

Form 10-Q for the quarter ended December 27, 2009

Comment 12 – Balance Sheet, Statements of Operations and Comprehensive Income (Loss)

Staff Comment:

We note from your presentation of minority interest on both the balance sheet and statement of operations that it does not appear that you have adopted the guidance in FASB ASC 810-10-45. Please revise future filings accordingly.

Response:

The Company will comply with this requirement in future filings.

Comment 13 – Note 6, Pension, Postretirement and Postemployment Defined Benefit Plans

Staff Comment:

We note your disclosure that in December 2009 you notified certain participants in your postretirement medical plans of changes to be made to the plans, including increases in participant premium cost-sharing and elimination of coverage for certain participants. You also disclose that these changes resulted in non-cash curtailment gains of $31 million and reduced the benefit obligation by $31 million. Please provide us more details as to the nature of the changes made and explain why you believe all changes represent a curtailment rather than both a negative plan amendment and a curtailment. Also, please explain to us how you calculated the amount of the net curtailment gain to be recognized on the income statement. Include in your response the amount of any unrecognized net actuarial gain (loss) included in accumulated other comprehensive income at the time of the curtailment. If a portion of this transaction is more appropriately classified as a negative plan amendment, the effects of the negative plan amendment should be calculated before the determination of any gain/loss related to the curtailment is made. Please advise or revise accordingly. Also, please revise MD&A in future filings to discuss the nature of this transaction and how you are accounting for it. Additionally, please tell us why you believe it is appropriate to present the curtailment gain as part of operating income.

Response:

Though not explicitly stated, the 2009 events disclosed include both negative plan amendments and curtailments. Negative plan amendment treatment was utilized for those participants who were allowed the option to remain in the plan but whose premiums were increased to 100% of the expected cost. The future benefit to the plan of such changes will be recognized over a period of approximately 14 years. The $1.5 million reduction in future expense disclosed includes the impact of negative plan amendments.

Curtailment treatment was utilized only for those participants whose medical and/or life insurance coverage was completely eliminated. The $31 million curtailment gain and reduction of the related liability do not include the impact of negative plan amendments. Curtailment gains were calculated by revaluation of plan liabilities after consideration of the plan changes. The negative plan amendments were taken into account prior to determination of the curtailment gains, as required by the SEC. Prior to the curtailment event, the Company had approximately $38 million of unrecognized gains. As a result, any reduction in liability from curtailment gains was immediately recognized in income. All calculations were made by third party consulting actuaries. As noted in the Company’s Form 10-Q, the approximate reduction in liability was $31 million. Since that time, updated actuarial calculations indicate the reduction in liability will be $28.7 million.

The Company has consistently recorded curtailment events as a component of operating income as such events represent the reversal of expense previously recognized that is related to the Company’s past operations. The Company is also not aware of any applicable accounting literature that suggests treatment of such events as non-operating.

The Company will expand its discussion of these events in future filings to provide additional clarification.

Comment 14 – Note 10, Fair Value Measurements, page 16

Staff Comment:

We note from your disclosure on page 17 that in 2009 you reduced the carrying value of property and equipment no longer in use by $4,579,000 based on estimates of the related fair value in the current market. Please revise the notes to the financial statements in future filings to include the disclosures required by FASB ASC 820-10-50-5 for any assets and liabilities measured at fair value on a non-recurring basis.

Response:

The Company will comply with this requirement in future filings to the extent such disclosure is considered to be material.

Schedule 14A filed January 7, 2010

Comment 15 – Compensation of Non-Employee Directors, page 15

Staff Comment:

In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi). Similarly revise your Summary Compensation Table in regards to the stock awards and option awards columns. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

All restricted or unrestricted Common Stock issued to non-employee directors or employees is valued at fair market value on the date of grant. The Company will comply with this requirement in future filings.

* * * *

As requested, the Company acknowledges:

•	Its responsibility for the adequacy and accuracy of the disclosures in its filings;
•	That Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings, and;
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt

Vice President, Chief Financial Officer and Treasurer